

**14045965**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| Expires: | March 31, 2016 |
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| SEC FILE NUMBER |
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| 8- 51845 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10350 Ormsby Park Place
(No. and Street)

Louisville                          KY                          40223
(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig A. Hawley    President                          (502) 587-3843
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – if individual, state last, first, middle name)

100 Park Avenue, 9th Floor     New York          NY          10017
(Address)                          (City)          (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __Craig A. Hawley_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Jefferson National Securities Corporation_____ , as
of __December 31_____ , 20 __13____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__none_____

_____

_____

_____
Signature

__President_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



| | |
|---|---|
| Tel: 212-885-8000 | 100 Park Avenue |
| Fax: 212-697-1299 | New York, NY 10017 |
| www.bdo.com | |

# Independent Registered Public Accountant's Report

Board of Directors
Jefferson National Securities Corporation

## Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

## Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson National Securities Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

*BDO USA, LLP*

February 24, 2014

4

# Jefferson National Securities Corporation
## (a wholly-owned subsidiary of Jefferson National Financial Corp.)

### Statement of Financial Condition

*December 31, 2013*

| | |
|---|---:|
| **Assets** | |
| Cash | $ 96,811 |
| Prepaid expenses | 1,902 |
| **Total Assets** | $ 98,713 |
| | |
| **Commitments, Contingencies and Concentrations of Credit Risk (Note 4)** | |
| **Stockholder's Equity:** | |
| Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding) | $ 1 |
| Additional paid-in capital | 272,287 |
| Accumulated deficit | (173,575) |
| **Total Stockholder's Equity** | $ 98,713 |

*See accompanying notes to statement of financial condition.*

# Jefferson National Securities Corporation
## (a wholly-owned subsidiary of Jefferson National Financial Corp.)
### Notes to Statement of Financial Condition

## 1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that the Company will pay all commissions associated with the issuance of variable contracts on JNL's behalf and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 - Summary of Significant Accounting Policies - Revenue).

The Company's sole sources of revenue are the Paymaster and Distribution Agreements with JNL.

## 2. Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### (b) Cash

Cash consists of cash deposited in noninterest-bearing accounts.

### (c) Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

### (d) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company has not taken any uncertain tax positions that would require provision of a liability under ASC 740.

### (e) Revenue

The Company provided services to JNL during 2013 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions and variable compensation paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1 - Nature of Business and Basis of Accounting). The Company recognizes service fee revenues when the associated commissions and other costs have been incurred.

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2013.

# Jefferson National Securities Corporation
## (a wholly-owned subsidiary of Jefferson National Financial Corp.)
### Notes to Statement of Financial Condition

### (f) Use of Estimates

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those reported.

## 3. Income Taxes

The Company's Federal income tax return is consolidated with JNF and JNF Advisors. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

The Company did not have any current Federal income tax (benefit) expense.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

At December 31, 2013, the Company had tax net operating loss carryforwards of $541,040 that will begin to expire in 2019. The use of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. A full valuation allowance had been established with respect to the associated deferred tax asset. However, due to the Section 382 limitation, the Company's utilization of these net operating losses is mathematically precluded and, thus, the Company has written off the deferred tax asset and associated valuation allowance in accordance with the guidance provided by ASC 740. The Company did not have any capital loss carryforwards at December 31, 2013.

## 4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2013, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Note 1, JNL is the sole source of the Company's revenue.

## 5. Related Party Transactions

JNF provides administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2013, there were no amounts due to the Company from JNL (see Note 1 - Nature of Business and Basis of Accounting).

At December 31, 2013, there were no amounts due to JNF for general expenses.

# Jefferson National Securities Corporation
## (a wholly-owned subsidiary of Jefferson National Financial Corp.)

### Notes to Statement of Financial Condition

## 6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2013, the Company had net capital of $96,811, which was in excess of required net capital.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's percentage of aggregate indebtedness to regulatory net capital was 0% at December 31, 2013.

## 7. Subsequent Events

The Company's management has performed subsequent event procedures through February 24, 2014, which is the date the statement of financial condition was available to be issued. There were no subsequent events requiring adjustment to the statement of financial condition or disclosures as stated herein.

Jefferson National Securities
Corporation (a wholly-owned
subsidiary of Jefferson National
Financial Corp.)
(SEC I.D. No. 8-51845)
(filed pursuant to
Rule 17a-5(e)(3) as a public
document)

Statement of Financial Condition
December 31, 2013



Jefferson National Securities
Corporation (a wholly-owned
subsidiary of Jefferson National
Financial Corp.)
(SEC I.D. No. 8-51845
(filed pursuant to
Rule 17a-5(e)(3) as a public
document)

Statement of Financial Condition
December 31, 2013

# Jefferson National Securities Corporation
## (a wholly-owned subsidiary of Jefferson National Financial Corp.)

## Contents